

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 19, 2008

Mr. James Flores
Chief Executive Officer
Plains Exploration & Production Company
700 Milam Street, Suite 3100
Houston, TX 77002

> **Re:** **Plains Exploration & Production Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 001-31470**

Dear Mr. Flores:

We have reviewed your filing and have the following comments. We have
limited our review to only engineering matters and your financial statements and related
disclosures and do not intend to expand our review to other portions of your documents.
Please provide a written response to our comments. Please be as detailed as necessary in
your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Engineering Comments

Business and Properties, page 6

Description of Properties, page 10

Onshore California, page 11

1.   We have reviewed your response to prior comment three of our letter of June 10,
        2008. Of the six projects you describe, there are175 million barrels equivalent of
        proved undeveloped reserves or 56% of the total proved reserves in these
        projects. In 2007 you indicate you converted 10.5 million barrels, or
        approximately 6% of the current PUD volume, to proved developed reserves.

Based on this rate of development it will take you almost 17 years to just develop these reserves let alone actually produce them. We do not believe that this is sufficient progress to maintain such a high level of proved undeveloped reserves. We note from the reserve report that you anticipate drilling some of these wells well beyond the five years that most in the industry believe should be the maximum time proved undeveloped reserves should be so classified. Please revise your reserves for these projects to provide a more reasonably certain volume of reserves that can be developed in a reasonable period of time.

2.	It appears, from information found on the Division of Oil & Gas in California's website, that most of your California properties are producing at high water cuts but we could find no disclosure to this effect. If this is true, please provide this disclosure in future filings.

3.	Please tell us the current operational status of the Arroyo Grande field. We note that in your 2004 10-K you indicated that you began final planning, engineering and permitting for the installation of a reverse osmosis water treatment plant needed to remove water from the producing reservoir and increase operating efficiency. You stated you expected to install those facilities during 2005 and 2006 and then accelerate the drilling of new wells in 2006. This is the same information you provided us in response three but installation of the water plant is apparently now not until the last quarter of 2009 when you say you will resume development activities.

In 2004 you reported that you had 54.8 million barrels equivalent of proved reserves of which 49.2 million were proved undeveloped. Based on your response three you have about the same level of both proved developed and undeveloped reserves indicating little progress in development of undeveloped reserves in this field. Although you indicated in 2004 you would have an accelerated drilling of new wells in 2006, according to the DOG the number of producing wells actually declined from 134 wells in 2004 to 130 wells in 2006 and according to your reserve report the number of producing wells in 2008 is 118. Because these undeveloped reserves have remained in the same classification for at least five years and the earliest that you may develop them is in 2009 and the water plant is still not installed, it appears that you need to remove these from the proved category as they are not certain enough to be considered proved at this time.

4.	You have provided past disclosure on the Arroyo Grande field that you are down-spacing the injection patterns from five acres to of 1-1/4 acres to accelerate recoveries. Please tell us if any of the 330 wells you have classified as proved undeveloped are included in this down-spacing activity.

5.   Please tell us the amount of the original oil in place in a 1-1/2 acre injection pattern in Arroyo Grande, how you calculated it with the reservoir parameters utilized, what you believe is now remaining and the expected recovery from that volume of oil currently in place.

Supplemental Reserve Information, page F-37

Estimated Quantities of Oil and Natural Gas Reserves (Unaudited), page F-38

6.   Please provide appropriate explanations for significant reserve changes in the table of reserve changes. Please see paragraph 11 of SFAS 69.

Reserve Report

7.   We note from your disclosure in the 2007 and from earlier 10-K reports that the LA Basin production appears to be declining at a rate of approximately 7.7% per year for the last three years. We also note from the reserve report that this is the approximate rate of decline assigned to the proved producing category for the LA Basin. However, the actual decline rate of 7.7% has been supported by the drilling of approximately 134 wells in the last three years. We note that your total proved reserves in the reserve report are the summation of the reserve categories of proved developed producing, proved developed non-producing and proved undeveloped reserves. Therefore, it appears that the total proved reserves may be materially too high due to the fact that you incrementally add every PUD well to the proved producing reserve category decline rate which appears to already be supported by an established level of drilling on the LA Basin properties.

        Please tell us how you accounted for the effect of recent past drilling programs on your base level decline rate of the proved developed producing reserve category or revise your reserve estimate to remove the effects of this past drilling before adding the other reserve categories to it.

8.   We issue the same comment as above for the San Joaquin Basin which is declining at about 12% per year for the last three years after the drilling of 430 wells in the last three years.

9.   We note a large difference of about 35% between Plains and Ryder Scott in the proved developed non-producing behind pipe category of reserves. Please tell us how this large difference was reconciled.

10.   We note estimated capital expenditures of $10.4 million in 2008 and $8 million per year in 2009 through 2018 in the proved producing reserve category of the

NW Lompoc and Point Pedernales fields of offshore California. Please provide us with the reasons for these capital expenditures in this reserve category.

11.   We note estimated capital expenditures of $7.2 million in 2008 and $4.9 million per year from 2009 through 2019 in the proved producing reserve category of the Point Arguello and Rocky Point fields of offshore California. Please provide us with the reasons for these capital expenditures in this reserve category.

12.   We also note capital expenditures in the proved producing reserve category for every year in every California field except Coalinga. Please tell us the reasons you are assigning annual capital expenditures in this proved reserve category.

13.   According to the reserve report you plan to drill 56 wells in the Piceance Basin in 2008. Please tell us how many of these wells have been drilled to date and the results.

14.   We also note that you have scheduled the drilling of over 700 wells in the Piceance Basin some of which are apparently not to be drilled until beyond 2022. Please tell us if you have the legal right to drill those wells at this time and if your management has specifically sanctioned them. Please tell us why you believe these reserves, most of which will not be developed until well beyond five years, meet the definition of proved reserves.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3640 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director